UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE TO

(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

____________________________

Adams Natural Resources Fund, Inc.

(Name of Subject Company (Issuer))

Ancora Advisors, LLC

Bulldog Investors, LLC

(d/b/a The Bulldog-Ancora Group)

(Names of Filing Person (Offerer))

Common Stock, $0.001 par value

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

Phillip Goldstein

Bulldog Investors, LLC

Park 80 West—Plaza Two

250 Pehle Avenue, Suite 708

Saddle Brook, NJ 07663

Telephone: (201) 556-0092

(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Fredrick DiSanto

Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

(216) 825-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$70,000,000.00	$9,086.00

*	This amount represents the maximum amount of the offer.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by .0001298.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,086.00

Form or Registration No.: SC TO-T

Filing Party: Ancora Advisors, LLC

Bulldog Investors, LLC

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[  ] issuer tender offer subject to Rule 13e-4

[  ] going-private transaction subject to Rule 13e-3

[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Amendment No. 1 to Schedule TO (the “Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2020 by The Bulldog-Ancora Group (the “Group”). The Schedule TO relates to the Group’s offer to purchase up to $70,000,000 of the outstanding shares of common stock, $0.001 par value (the “Shares”), of Adams Natural Resources Fund, Inc., a Maryland corporation (“PEO”), for cash at a price per Share not less than 83% of net asset value (“NAV”) per Share and not more than 88% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the Expiration Date (the “Pricing Date”), less any applicable withholding taxes and any brokerage fees that may apply, and without interest thereon (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”) attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment No. 1 extends the Offer to expire at midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020, and makes certain non-material changes.

All information set forth in the Offer to Purchase, the Letter of Transmittal and other exhibits to the Schedule TO is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO and all exhibits thereto.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is amended and supplemented to add the following:

“On June 4, 2020, the Group amended the Offer to extend the Offer to expire at midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020. The full text of the press release issued by the Group on June 4, 2020 announcing such extension is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference.”

The Offer to Purchase is amended as follows:

General Amendments

The Offer and withdrawal rights will expire at Midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020, unless the Offer is extended (the “Expiration Date”).

Summary Term Sheet

In the “Summary Term Sheet” section of the Offer to Purchase, the second sentence in the answer to the question “How long Do I Have to Decide Whether to Tender in the Offer?” is hereby amended and restated in its entirety to read: “The Offer currently is scheduled to expire at Midnight (one minute after 11:59 p.m.), New York City time, on June 12, 2020.”

Section 1. Terms of the Offer; Proration; Expiration Date

The second sentence in the first paragraph of Section 1 (“Terms of the Offer; Proration; Expiration Date”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows: “The term “Expiration Date” means Midnight (one minute after 11:59 p.m.), New York City time, on June 12, 2020, unless the Group, in its sole discretion, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.”

The second sentence in the tenth paragraph of Section 1 (“Terms of the Offer; Proration; Expiration Date”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows: “ If any of the conditions set forth in the Introduction or Section 14 has not been satisfied by Midnight (one minute after 11:59 p.m.), New York City time, on June 12, 2020 (or any other time then set as the Expiration Date), the Group may elect to:

(1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended;

(2) subject to complying with applicable rules and regulations of the Commission, waive all of the unsatisfied conditions and, subject to proration, accept for payment and pay for all Shares tendered and not withdrawn prior to the expiration of the Offer; or

(3) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders.

The second sentence of the eighth paragraph of Section 1 (“Terms of the Offer; Proration; Expiration Date”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows: “Absent any unforeseen circumstances, we expect to be able to pay for all accepted Shares held in “street name” which are delivered to us by book-entry transfer in T+3 business days.”

Section 14. Certain Conditions to the Offer

Subsection 3 of Section 14 (“Certain Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows: “there being validly tendered and not withdrawn less than 4,481,187 Shares, which represents 15% of Shares outstanding;”

The third prong in Subsection 7 of Section 14 (“Certain Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows: “that any report, document, instrument, financial statement or schedule filed by PEO with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading”.

Subsection 9 of Section 14 (“Certain Conditions to the Offer”) of the Offer to Purchase is hereby removed and each of Subsections 10 and 11 of Section 14 is hereby renumbered accordingly.

The Letter of Transmittal, attached as Exhibit (a)(1)(B) to the Schedule is hereby amended as follows:

All references to “5:00 p.m., New York City Time, on June 12, 2020” in the Letter of Transmittal are amended to be references to “Midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020”.

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached as Exhibit (a)(1)(C) to the Schedule TO (the “Letter to Brokers”), is hereby amended as follows:

All references to “5:00 p.m., New York City Time, on June 12, 2020” in the Letter to Brokers are amended to be references to “Midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020”.

The Form of Letter to Clients for use by Brokers, Dealers, Commercial Bankers, Trust Companies and Nominees, attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Clients”), is hereby amended as follows:

All references to “5:00 p.m., New York City Time, on June 12, 2020” in the Letter to Clients are amended to be references to “Midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020”.

Subsection (c) of numbered paragraph 4 is amended and restated in its entirety to read as follows: “there being validly tendered and not withdrawn less than 4,481,187 Shares, which represents 15% of Shares outstanding”.

Item 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(G)	Press Release Issued by the Group, dated June 4, 2020, Announcing the Extension of the Offer to Midnight (one minute after 11:59 p.m.), New York City Time on June 12, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 4, 2020
THE BULLDOG-ANCORA GROUP

		By:	BULLDOG INVESTORS, LLC
		Title:	Group Member

		By:	/s/ PHILLIP GOLDSTEIN

		Name:	Phillip Goldstein
		Title:	Member and Manager

		BY:	ANCORA INVESTORS, LLC
		Title:	Group Member

		By:	/s/ FREDRICK DISANTO

		Name:	Fredrick DiSanto
		Title:	Chairman and CEO

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated May 15, 2020.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(F)	Press Release Issued by the Group, dated May 15, 2020, Announcing the Commencement of the Offer.*
(a)(1)(G)	Press Release Issued by the Group dated June 4, 2020, Announcing an Extension of the Offer.**

*	Previously filed with the Schedule TO on May 15, 2020.
**	Filed herewith.